Exhibit 99.1

Uranium Royalty Corp. Acquires Royalty on Forum Energy Metals Aberdeen Uranium Project in Canada

Vancouver, British Columbia, Canada, May 27th, 2025 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce that it has entered into an agreement to acquire a new royalty on the Aberdeen Uranium Project in Nunavut, Canada (the “Project”) operated by Forum Energy Metals Corp. (“Forum”).

Highlights:

●	2.0% Gross Overriding Royalty Acquired for CAD$1 Million: URC will acquire the royalty for a cash payment of CAD$1,000,000 at closing, which is scheduled to occur by the end of May 2025. The transaction will be funded from cash on hand. Forum retains the right to repurchase 0.5% for CAD$1,000,000 within six months of a successful pre-feasibility study; this right expires seven years after issuance.

●	Strategic Location: Aberdeen is directly adjacent to the west of the Orano-operated Kiggavik Project, which hosts over 132 million pounds of U₃O₈ in Indicated and Inferred Resources, making it one of the largest undeveloped uranium projects globally. (1)

●	Highly Prospective Ground: Aberdeen covers more than 95,000 hectares in the underexplored Thelon Basin—Canada’s emerging analogue to the Athabasca Basin in Saskatchewan. Drilling to date has returned high-grade results, including:

○	1.15% U₃O₈ over 2.4 metres

○	0.62% over 17.9 metres

○	0.11% U₃O₈ over 35.3 metres (2)

(1) Based on Orano’s Annual Activity Report for the year ended December 31, 2024, available on Orano’s website.

(2) See Forum news release titled, “Forum Drilling Extends Uranium Mineralization at the Tatiggaq Deposit, Aberdeen Uranium Project, Nunavut”, issued on November 26, 2024, and available under Forum’s profile on SEDAR+.

The Aberdeen Project

The Project is an Exploration stage project located on the northeast edge of the Thelon Basin in Nunavut Territory, approximately 100 km west of the Hamlet of Baker Lake. The Project is wholly owned and operated by Forum. The Project covers approximately 95,519 hectares and is located directly adjacent to the west of the Orano operated Kiggavik advanced uranium project.

The Aberdeen Royalty

The Royalty consists of a 2.0% gross revenue royalty on the Project. Forum may buy-back one quarter (0.5%) of the Royalty upon payment to URC of $1,000,000 for a period of six months following the announcement of a successful pre-feasibility study. This option expires seven years after the Royalty is issued.

About Uranium Royalty Corp.

Uranium Royalty Corp. is the world’s only publicly traded uranium-focused royalty and streaming company. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

About Forum Energy Metals Corp.

Forum Energy Metals Corp. (TSX.V: FMC; OTCQB: FDCFF) is focused on the discovery of high-grade unconformity-related uranium deposits in the Athabasca Basin in Saskatchewan and the Thelon Basin in Nunavut. In addition, Forum holds a diversified energy metal portfolio of copper, nickel, and cobalt projects in Saskatchewan and Idaho.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2 Phone: 604.396.8222

Note on Technical Disclosure

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of and reviewed the technical information contained in this release. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in National Instrument 43-101, and is registered as a professional geoscientist in Saskatchewan.

Unless otherwise indicated, the scientific and technical information herein regarding the Project has been derived from Forum’s Management’s Discussion and Analysis for the year ended November 30, 2024, and Forum’s other public disclosures, copies of which are available under its profile on SEDAR+.

As a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests.

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking information” and “forward looking statements”, as defined under applicable securities laws, including statements regarding the expected closing of the acquisition of the Royalty and expectations regarding the Project. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties, and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, any inability to satisfy the conditions to the transaction announced herein, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.